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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Rex Stores Corporation
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
761624105
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	761624105

1	NAMES OF REPORTING PERSONS Nery Capital Partners, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		620,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		620,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	620,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%**

12	TYPE OF REPORTING PERSON

	PN
**SEE ITEM 4(b).

CUSIP No.	761624105

1	NAMES OF REPORTING PERSONS Nery Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		620,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		620,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	620,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%**

12	TYPE OF REPORTING PERSON

	OO
**SEE ITEM 4(b).

CUSIP No.	761624105

1	NAMES OF REPORTING PERSONS Nery Asset Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		620,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		620,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	620,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%**

12	TYPE OF REPORTING PERSON

	OO, IA
**SEE ITEM 4(b).

CUSIP No.	761624105

1	NAMES OF REPORTING PERSONS Michael A. Nery

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		620,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		620,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	620,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%**

12	TYPE OF REPORTING PERSON

	IN
**SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) relates to shares of common stock, $0.01 par value (“Common Stock”), of Rex Stores Corporation, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Nery Capital Partners, L.P., a Delaware limited partnership (the “Fund”), (ii) Nery Capital Management, L.L.C., a Delaware limited liability company (“Nery Capital”), as the general partner of the Fund, (iii) Nery Asset Management, L.L.C., a Delaware limited liability company (“Nery Asset”), as the investment advisor to the Fund, and (iv) Michael A. Nery, the principal of Nery Capital and Nery Asset (together, with the persons mentioned in (i), (ii) and (iii), the “Reporting Persons”). All shares of Common Stock are held by the Fund.
Item 1(a) Name of Issuer.
Rex Stores Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices.
2875 Needmore Road
Dayton, Ohio 45414
Item 2(a) Name of Person Filing.
(i) Nery Capital Partners, L.P. (the “Fund”), (ii) Nery Capital Management, L.L.C. (“Nery Capital”), (iii) Nery Asset Management, L.L.C. (“Nery Asset”) and (iv) Michael A. Nery
Item 2(b) Address of Principal Business Office, or, if none, Residence.
263 Stratford Road
Asheville, North Carolina 28804
Item 2(c) Citizenship or Place of Organization.
The Fund is a Delaware limited partnership. Nery Capital is a Delaware limited liability company. Nery Asset is a Delaware limited liability company. Michael A. Nery is a United States citizen.
Item 2(d) Title of Class of Securities.
Common stock $0.01 par value (the “Common Stock”)
Item 2(e) CUSIP Number.
761624105

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4 Ownership.
(a)
The Fund may be deemed the beneficial owner of 620,000 shares of Common Stock it holds. Nery Capital, as general partner of the Fund, may be deemed to be the beneficial owner of 620,000 shares of Common Stock held by the Fund. Nery Asset, as investment advisor to the Fund, may be deemed to be the beneficial owner of 620,000 shares of Common Stock held by the Fund. Michael A. Nery, as principal of Nery Capital and Nery Asset, may be deemed to be the beneficial owner of 620,000 shares of Common Stock held by the Fund.

(b)
The Fund, Nery Capital, Nery Asset and Michael A. Nery may be deemed the beneficial owners of 6.5% of the Issuer’s outstanding shares of Common Stock, which such percentages were calculated by dividing (i) 620,000 (the number of shares of Common Stock held by the Fund) by (ii) 9,541,310 shares of Common Stock outstanding as of December 8, 2008, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on December 9, 2008.

(c)
As general partner of the Fund, Nery Capital has the shared power to vote and dispose of the 620,000 shares of Common Stock held by the Fund. As investment advisor to the Fund, Nery Asset has the shared power to vote and dispose of the 620,000 shares of Common Stock held by the Fund. As principal of Nery Capital and Nery Asset, Michael A. Nery has the shared power to vote and dispose of the 620,000 shares of Common Stock held by the Fund. The Fund has the sole power to vote and dispose of the 620,000 shares of Common Stock it holds.

Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 9, 2009

Nery Capital Partners, L.P.

By:	Nery Capital Management, L.L.C., its general partner

	By:	/s/ Michael A. Nery

		Name:	Michael A. Nery
		Title:	Manager

Nery Capital Management, L.L.C.

By:	/s/ Michael A. Nery

	Name:	Michael A. Nery
	Title:	Manager

Nery Asset Management, L.L.C.

By:	/s/ Michael A. Nery

	Name:	Michael A. Nery
	Title:	Manager

/s/ Michael A. Nery

Michael A. Nery

EXHIBIT INDEX

Exhibit
Number	Description
1	Joint Filing Agreement by and among the Reporting Persons.